May 4, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Re:	Consonus Technologies, Inc. (the "Registrant") Registration Statement on Form S-1

        On behalf of the Registrant, enclosed herewith for filing pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, is a Registration Statement (the "Registration Statement") of the Registrant on Form S-1 relating to an offering (the "Offering") of shares of the Registrant's common stock (the "Common Stock").

        We have been advised that the Registrant has previously transmitted a wire in the amount of $6,152.50 to Mellon Bank in connection with the filing fee for the Registration Statement.

        The Registrant, Consonus Acquisition Corporation ("CAC") and Strategic Technologies, Inc. ("STI"), and certain other entities, have entered into a merger transaction which closed on January 22, 2007. Upon completion of the merger transaction, CAC and STI became wholly-owned subsidiaries of the Registrant. Unless otherwise indicated or clear from the context, all information in the prospectus that forms part of the Registration Statement gives effect to the merger transaction.

        Concurrently with the filing of the Registration Statement with the Securities and Exchange Commission, the Registrant filed a preliminary long-form prospectus with the securities regulatory authorities in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia and Quebec. We understand from the Registrant that there will be no public market for the Common Stock in the United States and that it is intended that the Common Stock only be listed for trading over the facilities of the Toronto Stock Exchange.

        This filing includes the exhibits listed on the Exhibit Index as being furnished at this time.

        The Registration Statement includes financial statements of the Registrant (as successor of CAC) which include the balance sheets as of December 31, 2005 and 2006 and the statements of operations, stockholders' equity and cash flows for the period March 31, 2005 to December 31, 2005 and the year ended December 31, 2006 of CAC and the balance sheet as of December 31, 2004 and the statements of operations, stockholders' equity and cash flows for the year ended December 31, 2004 and for the period January 1, 2005 to May 30, 2005 of Consonus, Inc. (predecessor to CAC) (audited by Grant Thornton LLP) and financial statements for STI at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 (audited by Ernst & Young LLP). The Registration Statement also includes unaudited pro forma condensed consolidated financial data giving effect to the merger transaction and the Offering. The designated reviewer of the Registrant's financial statements at Grant Thornton LLP is Steven Stauffer (tel: 801-415-1023). The designated reviewer of STI's financial statements at Ernst & Young LLP is James Minter (tel: 919-981-2832).

        If you have any questions with respect to the enclosed materials, please contact the undersigned at (tel: 416-869-5506; fax: 416-947-0866) or Brian Pukier at (tel: 416-869-5597; fax: 416-947-0866).

Sincerely, Ian G. Putnam
Cc:	Michael G. Shook, Consonus Technologies, Inc. Randy Wilson, Wilson Sonsini Goodrich & Rosati, Professional Corporation Brian Pukier, Stikeman Elliott LLP Joshua Goldstein, Torys LLP